 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: August 2024

Commission File Number: 001-39152

QUANTUM BIOPHARMA LTD.
(Translation of registrant's name into English)

199 Bay St., Suite 4000

Toronto, Ontario M5L 1A9, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

INCORPORATION BY REFERENCE

This Form 6-K and the exhibits attached hereto are incorporated by reference into the Registrant’s Registration Statement on Form F-3 (SEC File No. 333-276264), including any prospectuses forming a part of such Registration Statement.

EXPLANATORY NOTE

Quantum Biopharma Ltd., formerly known as FSD Pharma Inc. (the “Company”), entered into an Amended and Restated Exclusive Intellectual Property License Agreement (“Amended License Agreement”) dated August 14, 2024, with Celly Nutrition Corp., a British Colombian corporation (“Celly Canada”), Celly Nutrition Corp., a Delaware corporation (“Celly U.S.”) and Lucid Psycheceuticals, Inc., an Ontario corporation (“Lucid”).   The Amended License Agreement amends the Exclusive Intellectual Property License Agreement dated July 31, 2023, between the Company, Celly Canada and Lucid (the “Original License Agreement”).

The Original License Agreement was amended (i) to add Celly U.S, as a licensee to the Amended License Agreement, (ii) noted that Celly Canada became the sole and exclusive owner of the UNBUZZD trademark (“Trademark”) pursuant to an intellectual property purchase agreement with the Company dated October 2, 2023 (“IP Purchase Agreement”) and licensed the Trademark to Celly U.S. pursuant to an intellectual property assignment agreement dated the same date,  (iii) referenced the Amended and Restated General Loan Agreement (“Amended Loan Agreement”) pursuant to which the Company’s loan to Celly Nu was increased by CA$300,000 to CA$1,300,000  and (iv) made conforming changes throughout the Amended License Agreement to effectuate these changes.

The foregoing descriptions of the Amended License Agreement, the IP Purchase Agreement and the Amended Loan Agreement herein do not purport to be complete and are subject to, and qualified in their entirety by reference to, the full terms of these agreements, copies of which are attached hereto as Exhibits 4.1, 4.2 and 4.3, respectively and incorporated herein.  The Company has also attached a copy of its Amended and Restated General Security Agreement made by Celly Canada in favor of the Company on April 3, 2024, which was entered into in connection with the Amended Loan Agreement as Exhibit 4.4, which is incorporated herein.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Quantum BioPharma Ltd. (Registrant)

Date: August 26, 2024	By:	/s/ Nathan Coyle
Nathan Coyle, Chief Financial Officer

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EXHIBIT INDEX

Exhibit	Description

Exhibit 4.1

Amended and Restated Exclusive Intellectual Property License Agreement dated August 14, 2024 by and between Quantum Biopharma Ltd., f/k/a FSD Pharma Inc., Celly Nutrition Corp., a British Colombia corporation, Celly Nutrition Corp., a Delaware Corporation and Lucid Psycheceuticals Inc., an Ontario corporation.*

Exhibit 4.2	Intellectual Property Purchase Agreement dated October 2, 2023 by and between Quantum Biopharma Ltd., f/k/a FSD Pharma Inc. and Lucid Psycheceuticals Inc. *

Exhibit 4.3

Amended and Restated General Loan Agreement dated as of April 3, 2024 made by and between Celly Nutrition Corp.,a British Colombia corporation in favor of Quantum Biopharma Ltd., f/k/a FSD Pharma Inc.*

Exhibit 4.4

Amended and Restated General Security Agreement dated as of April 3, 2024 made by and between Celly Nutrition Corp., a British Colombia corporation in favor of Quantum Biopharma Ltd., f/k/a FSD Pharma Inc.*

*Filed herewith

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